UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
MEI Pharma, Inc.
(Name of Issuer)
Common Stock, $0.00000002 par value
(Title of Class of Securities)
572322402
(CUSIP Number)
Albert Cha 575 High St. #201 Palo Alto, CA 94301
(650) 688-0818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: David J. Saul, Esq. Ropes & Gray LLP 1900 University Ave, 6th Floor East Palo Alto, CA 94303
June 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 572322402

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Ventures VII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4484686
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,407,095 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,407,095 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,407,095 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		25.13% (2)
14.	TYPE OF REPORTING PERSON OO
(1)
Includes 3,902,051 shares of common stock and warrants exercisable for an additional 411,041 shares held of record by Vivo Ventures Fund VII, L.P., and 85,044 shares of common stock and warrants exercisable for an additional 8,959 shares held of record by Vivo Ventures VII Affiliates Fund, L.P.  Vivo Ventures VII, LLC is the sole general partner of both of the Vivo VII Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

(2)	Based upon 17,116,571 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2013.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON Vivo Ventures Fund VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 0001509160
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,313,092 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,313,092 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,313,092 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		24.61% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 3,902,051 shares of common stock and warrants exercisable for an additional 411,041 shares.

(2)	Based upon 17,116,571 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2013.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON Vivo Ventures VII Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 0001538309
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	94,003 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	94,003 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,003 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.55% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 85,044 shares of common stock and warrants exercisable for an additional 8,959 shares.

(2)	Based upon 17,116,571 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2013.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures V, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 84-1663511
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	256,043 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	256,043 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,043 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.49% (2)
14.	TYPE OF REPORTING PERSON OO
(1)
Includes 229,268 shares of common stock and warrants exercisable for an additional 24,151 shares held of record by Vivo Ventures Fund V, L.P., and 2,374 shares of common stock and warrants exercisable for an additional 250 shares held of record by Vivo Ventures V Affiliates Fund, L.P.  Vivo Ventures V, LLC is the sole general partner of both of the Vivo V Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

(2)	Based upon 17,116,571 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2013.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures Fund V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-2588981
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	253,419 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	253,419 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,419 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.48% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 229,268 shares of common stock and warrants exercisable for an additional 24,151 shares.

(2)	Based upon 17,116,571 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2013.

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures V Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3226166
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,624 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,624 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.02% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 2,374 shares of common stock and warrants exercisable for an additional 250 shares.

(2)	Based upon 17,116,571 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2013.

CUSIP No. 572322402

SCHEDULE 13D

Explanatory Note:

Item 1.	Security and Issuer.

    This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 21, 2012 (the “Original 13D”) by the Reporting Persons relates to the common stock, par value $0.00000002 per share (the “Common Stock”) of MEI Pharma, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11975 El Camino Real, Suite 101, San Diego, CA 92130.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons sold 18,440 shares of Common Stock on May 16, 2013 and 250,000 shares of Common Stock on June 11, 2013.

Item 5.	Interest in Securities of Issuer

This Amendment amends and restates Item 5 of the Original 13D in its entirety as set forth below:

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)	Except as disclosed in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

CUSIP No. 572322402

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  June 13, 2013

Vivo Ventures VII, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund VII, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures VII Affiliates Fund, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 572322402

Vivo Ventures V, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund V, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures V Affiliates Fund, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 572322402

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.00000002  per share, of MEI Pharma, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 13, 2013.

Vivo Ventures VII, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund VII, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures VII Affiliates Fund, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 572322402

Vivo Ventures V, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund V, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures V Affiliates Fund, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member